Exhibit 99.1

FOR IMMEDIATE RELEASE
Company Contact: Johnny Walker President/CEO (858) 549-6340 rfi@rfindustries.com	Investor Contact: Robert Jacobs Jacobs Consulting (310) 927 3108 robert.jacobs@jacobscon.com

RF Industries Reports Third Quarter Results

Board of Directors Declares Quarterly Cash Dividend of $0.02 per share

San Diego, California, September 14, 2016 -- RF Industries, Ltd. (NASDAQ: RFIL) today announced results for the third quarter and nine months ended July 31, 2016.

Third Quarter Results

Net sales for the third quarter of fiscal 2016 decreased 8% to $7.6 million compared to $8.3 million in the same quarter last year. The net loss for the quarter was $597,000, or $0.07 per share, including one-time expenses of $256,000 for an unconsummated strategic transaction to enhance sales growth in the emerging Distributed Antenna Systems (DAS) marketplace. This compares to net income of $211,000, or $0.02 per diluted share, in the third quarter of fiscal 2015.

Net sales at the RF Connector and Cable Assembly segment declined 11% to $2.6 million compared to $2.9 million in the third quarter last year. Segment sales in the third quarter last year included sales of $225,000 from the Aviel Electronics division, which was sold in December, 2015. Excluding Aviel, the RF Connector and Cable Assembly segment net sales declined 4% compared to the third quarter last year but increased 24% compared to net sales in the recent fiscal second quarter. Net sales at the Custom Cabling and Manufacturing segment declined 6% to $5.1 million from $5.4 million in the same quarter last year. The recently acquired Comnet and Rel-Tech divisions of the Custom Cabling and Manufacturing segment were profitable in the third quarter of fiscal 2016 and contributed net sales of $3.9 million compared to $4.0 million in the third quarter last year.

The Company’s third quarter gross profit was 28% of sales, compared to 31% of sales in the same quarter last year, due to a lower margin product mix at the RF Connector and Cable Assembly segment, combined with reduced sales at the Cables Unlimited division.

Selling and general expenses of the Company increased $180,000, to $2.6 million, or 34% of sales, from $2.4 million, or 29% of sales, in the third quarter last year. Expenses increased primarily due to the one-time expenses of $256,000 related to the strategic transaction and additional operating expenses of $77,000 for the Rel-Tech division, which the Company did not own for the entire comparable quarter of 2015. Excluding expenses related to the strategic transaction and Rel-Tech, selling and general expenses decreased $153,000 or 6% compared to the same quarter last year.

Johnny Walker, RFI’s CEO and President said, “We are focusing marketing and product development efforts on the rapidly growing DAS market to accelerate sales of core products and improve operating margins. While we continue our efforts to partner with, acquire businesses in the DAS market or develop new products to support sales growth in this marketplace, we are also taking efforts to increase sales in the Company’s historical markets. Sales to the wireless infrastructure industry have recently declined, but appear to have stabilized. We are supplementing efforts to increase sales in the wireless market with concrete steps to improve operating profitability at the RF Connector and Cable Assembly segment and Cables Unlimited division. By the end of the calendar year, our goal is to reduce headcount and eliminate other expenses in order to lower annual operating expenses by up to $1.5 million.”

Walker noted that in the past twelve months, excluding the additional reductions mentioned above, the Company has lowered headcount and closed or sold marginal businesses, reducing annual fiscal 2016 operating expenses by over a million dollars.

Nine Months Results

Net sales of $22.2 million for the first nine months of fiscal 2016 were relatively flat compared to the same period last year. The net loss for the first nine months of fiscal 2016 was $1.1 million, or $0.11 per share, including one-time expenses of $256,000 related to the strategic efforts in the emerging DAS marketplace. This compares to net income of $724,000, or $0.09 per diluted share, for the first nine months of fiscal 2015.

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7610 Miramar Road, San Diego, CA 92126-4202 ● (858) 549-6340 ● (800) 233-1728 ● FAX (858) 549-6345

E-mail: rfi@rfindustries.com ● Internet: www.rfindustries.com

RF Industries Reports Third Quarter Results

September 14, 2016

Page Two

RF Connector and Cable Assembly segment net sales for the first nine months of fiscal 2016 declined 26% to $6.6 million compared to $8.9 million for the same period last year. Results for the same period in fiscal 2015 included sales of $770,000 from the Aviel Electronics division, which was sold in December 2015. Custom Cabling and Manufacturing segment net sales for the first nine months of fiscal 2016 increased 17% to $15.5 million from $13.3 million in the same period last year and its Rel-Tech division, acquired in June 2015, contributed $5.0 million of net sales in the first nine months of fiscal 2016 compared to net sales of only $1.2 million in the same period last year.

Overall gross profit for the first nine months of fiscal 2016 was 29% of sales, compared to 34% of sales in the same period last year, primarily due to lower margin product sales at the RF Connector and Cable Assembly segment and the Cables Unlimited division.

Selling and general expenses for the first nine months of fiscal 2016 increased $593,000, to $7.3 million, or 33% of sales, from $6.7 million, or 30% of sales, in the same period last year, due to one-time expenses of $256,000 for DAS market efforts and additional $394,000 of expenses for the Rel-Tech division, which was included in Company operations for only two months of fiscal 2015. Excluding expenses related to the strategic transaction and the addition of Rel-Tech, selling and general expenses decreased $57,000 or 1% compared to the same period in fiscal 2015.

Balance Sheet Data

At July 31, 2016, the Company reported working capital of $13.7 million, including cash and cash equivalents of $4.6 million, a current ratio of 4.7-to-1, no outstanding debt, and stockholders’ equity of $24,549,000. During the first nine months of fiscal 2015, the Company used net cash of $1.0 million to pay common stock dividends to its stockholders.

Dividend

At its September 8, 2016 meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on October 15, 2016 to stockholders of record on September 30, 2016. Cash dividends are made at the discretion of the Company’s Board of Directors, subject to applicable laws, and depend on a number of factors, including our financial condition, results of operations, capital requirements, plans for future acquisitions, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

About RF Industries

RF Industries is a leading designer and manufacturer of innovative interconnect products and complex cable assemblies across diversified, high growth markets including wireless carriers & infrastructure, and industrial. The Company’s products include RF connectors, coaxial and custom cable assemblies, fiber optic cables, and wiring harnesses. The Company’s connectivity products are used throughout the growing and evolving wireless infrastructure. Through its Rel-Tech Electronics, Inc. and Comnet Telecom Supply, Inc. subsidiaries, the Company also manufactures and sells other cabling technologies and data center equipment solutions. The Company is headquartered in San Diego, California with operations in Yaphank, New York, East Brunswick, New Jersey and Milford, Connecticut. Please visit the RF Industries website at www.rfindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements with respect to future events which are subject to a number of factors that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to: changes in the telecommunications industry; the Company’s reliance on certain distributors for a significant portion of anticipated revenues, the Company’s ability to penetrate the Distributed Antenna Systems (DAS) market; its ability to expand its OEM relationships into international markets; the success it has with newly designed solutions for fiber optics, cable assemblies and DAS components and its ability to successfully reduce its operating expenses as planned. . Further discussion of these and other potential risk factors may be found in the Company’s public filings with the Securities and Exchange Commission (www.sec.gov) including its Form 10-K. All forward-looking statements are based upon information available to the Company on the date they are published and the Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or new information after the date of this release.

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RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED) (In thousands, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	July 31,		July 31,
	2016	2015	2016	2015

Net sales	$7,640	$8,315	$22,159	$22,223
Cost of sales	5,513	5,765	15,657	14,589
Gross profit	2,127	2,550	6,502	7,634

Operating expenses:
Engineering	217	210	557	577
Selling and general	2,577	2,397	7,261	6,668
Total Operating Expenses	2,794	2,607	7,818	7,245

Operating income (loss)	(667)	(57)	(1,316)	389

Other income (loss)	(32)	4	(4)	19

Income (loss) from continuing operations before provision (benefit) for income taxes	(699)	(53)	(1,320)	408
Provision (benefit) for income taxes	45	(112)	(330)	43
Income (loss) from continuing operations	(744)	59	(990)	365

Income (loss) from discontinued operations, net of tax	147	152	(74)	359

Net income (loss)	$(597)	$211	$(1,064)	$724

Earnings (loss) per share - Basic:
Continuing operations	$(0.08)	$0.01	$(0.11)	$0.04
Discontinued operations	0.01	0.01	(0.01)	0.05
Net income (loss) per share	$(0.07)	$0.02	$(0.12)	$0.09

Earnings (loss) per share - Diluted:
Continuing operations	$(0.08)	$0.01	$(0.11)	$0.04
Discontinued operations	0.01	0.01	(0.01)	0.04
Net income (loss) per share	$(0.07)	$0.02	$(0.12)	$0.08

Weighted average shares outstanding:
Basic	8,834,747	8,545,300	8,770,375	8,446,223
Diluted	8,834,747	8,916,643	8,770,375	8,820,438

RF INDUSTRIES, LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	Jul. 31,	Oct. 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,649	$7,595
Trade accounts receivable, net	4,314	3,980
Inventories	6,492	6,928
Other current assets	1,525	728
Deferred tax assets	426	426
TOTAL CURRENT ASSETS	17,406	19,657

Property and equipment, net	938	921
Goodwill	5,913	5,913
Amortizable intangible assets, net	3,766	4,268
Non-amortizable intangible assets	1,387	1,387
Note receivable from stockholder	--	67
Other assets	155	39
TOTAL ASSETS	$29,565	$32,252

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,172	$1,493
Accrued expenses	2,540	2,868
TOTAL CURRENT LIABILITIES	3,712	4,361

Deferred tax liabilities	1,143	1,143
Other long-term liabilities	161	377
TOTAL LIABILITIES	5,016	5,881

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock - authorized 20,000,000 shares of $0.01 par value; 8,835,483 and 8,713,664 shares issued and outstanding at July 31, 2016 and October 31, 2015, respectively	88	87
Additional paid-in capital	19,334	19,129
Retained earnings	5,127	7,155
TOTAL STOCKHOLDERS' EQUITY	24,549	26,371
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$29,565	$32,252